Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Mazor Robotics Ltd.:

We consent to the use of our report dated April 11, 2013 with respect to the consolidated balance sheets of Mazor Robotics Ltd as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, incorporated herein by reference.

Our report refers to the fact that the Company determined that in September 2012 its functional currency had changed from New Israel Shekel to the U.S. dollar.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Haifa, Israel
August 1, 2013